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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*
                             -----------------------

                             TRIARC COMPANIES, INC.
                                (Name of Issuer)

                 Class A Common Stock, Par Value $.10 per share
                         (Title of Class of Securities)

                                   895927 10 1
                                 (CUSIP Number)

                                  PETER W. MAY
                           c/o TRIARC COMPANIES, INC.
                                 280 Park Avenue
                            New York, New York 10017
                            Tel. No.: (212) 451-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                 April 23, 2003
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 895927 10 1                                              Page  2 of 11
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         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DWG ACQUISITION GROUP, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

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3        SEC USE ONLY


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4        SOURCE OF FUNDS

                  Not applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-      (See Item 5)
                                ------------------------------------------------
         NUMBER OF              8       SHARED VOTING POWER
          SHARES
      BENEFICIALLY OWNED                5,343,662 (See Item 5)
          BY EACH               ------------------------------------------------
         REPORTING              9       SOLE DISPOSITIVE POWER
           PERSON
            WITH                        -0-  (See Item 5)
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,343,662  (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,343,662  (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.1%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------
------------------------
* As of March 15, 2003, there were 20,448,722 shares of Class A Common Stock outstanding, based on Triarc Companies, Inc.'s Form 10-K for the Annual Period Ended December 29, 2002. All ownership percentages provided in this
     Schedule 13D are based on this number of shares outstanding.

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CUSIP NO. 895927 10 1                                              Page  3 of 11
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         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  NELSON PELTZ
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        1,707,506 (See Item 5)
                                ------------------------------------------------
         NUMBER OF              8       SHARED VOTING POWER
          SHARES
      BENEFICIALLY OWNED                5,343,662 (See Item 5)
          BY EACH               ------------------------------------------------
         REPORTING              9       SOLE DISPOSITIVE POWER
           PERSON
            WITH                        1,707,506 (See Item 5)
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,343,662  (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,051,168   (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  32.5%  (See Item 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

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CUSIP NO. 895927 10 1                                              Page  4 of 11
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         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  PETER W. MAY
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        1,079,148 (See Item 5)
                                ------------------------------------------------
         NUMBER OF              8       SHARED VOTING POWER
          SHARES
      BENEFICIALLY OWNED                5,343,662 (See Item 5)
          BY EACH               ------------------------------------------------
         REPORTING              9       SOLE DISPOSITIVE POWER
           PERSON
            WITH                        1,079,148  (See Item 5)
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,343,662 (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,422,810 (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  30.3%  (See Item 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------
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CUSIP NO. 895927 10 1                                              Page  5 of 11
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                        AMENDMENT NO. 12 TO SCHEDULE 13D

                  This Amendment No. 12 amends and supplements the Schedule 13D dated October 13, 1992 (the "Original Statement"), as amended and restated by Amendment No. 6 dated May 3,1993, as amended by Amendment No. 7 dated February 14, 1996, and as amended by Amendment No. 8 dated October 13, 1998, and as amended by Amendment No. 9 dated March 12, 1999, as amended by Amendment No. 10 dated May 4, 1999, and as amended by Amendment No. 11 dated November 12, 2002 (the Original Statement, as so amended shall be known as the "Statement"), with respect to the Class A Common Stock, par value $.10 per share (the "Common Stock"), of Triarc Companies, Inc., a Delaware corporation and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

                  Except as set forth below, there are no changes to the information set forth in the Statement.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 of the Statement is amended by deleting the last paragraph thereof and substituting in its place the following paragraph:

                  On October 10, 2002, Messrs. Peltz and May acquired 75 shares of Common Stock in an open market purchase and made a bona fide gift of such shares to an unrelated person.

                  On April 23, 2003, the Purchaser distributed 383,523 shares of Common Stock to Mr. Peltz and 255,682 shares to Mr. May. On such date Mr. Peltz exercised options to purchase 600,000 shares of Common Stock and paid the exercise price of such options through delivery of the 383,523 shares distributed to him from the Purchaser

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CUSIP NO. 895927 10 1                                              Page  6 of 11
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by means of an attestation of ownership of such shares. The remaining 216,477 shares of Common Stock issuable upon the exercise of such options (the "Peltz Profit Shares") were credited to a deferred compensation account and will be delivered to Mr. Peltz on January 2, 2004, subject to further deferral by Mr. Peltz under certain circumstances and subject to acceleration under certain other circumstances.

                  On April 23, 2003, Mr. May exercised options to purchase 400,000 shares of Common Stock and paid the exercise price of such options through delivery of the 255,682 shares distributed to him from the Purchaser by means of an attestation of ownership of such shares. The remaining 144,318 shares of Common Stock issuable upon the exercise of such options (the "May Profit Shares") were credited to a deferred compensation account and will be delivered to Mr. May on January 2, 2004, subject to further deferral by Mr. May under certain circumstances and subject to acceleration under certain other circumstances.

                  Neither Mr. Peltz nor Mr. May has voting or dispositive power over the Peltz Profit Shares or the May Profit Shares, as the case may be. As a result, these shares have not been included in the number of shares of Common Stock beneficially owned by Messrs. Peltz and May.

                  Mr. Peltz has options to purchase 1,273,333 shares of Common Stock which are exercisable within 60 days, and Mr. May has options to purchase 776,666 shares of Common Stock which are exercisable within 60 days, awarded to Messrs. Peltz and May pursuant to the Company's 1993 Equity Participation Plan and 1998 Equity Participation Plan.

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CUSIP NO. 895927 10 1                                              Page  7 of 11
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 of the statement is amended by deleting the first paragraph thereof and substituting in place the following paragraph:

                  (a) through (c). As a result of the Acquisition and giving effect to the transfers from the Purchaser to Messrs. Peltz and May described below, the Purchaser beneficially owns 5,343,662 shares of Common Stock.

                  Item 5 of the statement is amended by replacing the number "5,982,867" in the second paragraph with "5,343,662".

                  Item 5 of the statement is amended by deleting the eighth paragraph thereof. Item 5 of the Statement is amended by deleting the paragraph that was the tenth paragraph thereof (prior to the above changes) and substituting in its place the following paragraphs:

                  On October 10, 2002, Messrs. Peltz and May acquired 75 shares of Common Stock in an open market purchase and made a bona fide gift of such shares to an unrelated person.

                  On April 23, 2003, the Purchaser distributed 383,523 shares of Common Stock to Mr. Peltz and 255,682 shares to Mr. May. On such date Mr. Peltz exercised options to purchase 600,000 shares of Common Stock and paid the exercise price of such options through delivery of the 383,523 shares distributed to him from the Purchaser by means of an attestation of ownership of such shares. The Peltz Profit Shares (the remaining 216,477 shares of Common Stock issuable upon the exercise of such options) were credited to a deferred compensation account and will be delivered to Mr. Peltz on January 2, 2004, subject to further deferral by Mr. Peltz under certain circumstances and subject to

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CUSIP NO. 895927 10 1                                              Page  8 of 11
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acceleration under certain other circumstances.

                  On April 23, 2003, Mr. May exercised options to purchase 400,000 shares of Common Stock and paid the exercise price of such shares through the delivery of the 255,682 shares distributed to him from the Purchaser by means of an attestation of ownership of such shares. The May Profit Shares (the remaining 144,318 shares of Common Stock issuable upon the exercise of such options) were credited to a deferred compensation account and will be delivered to Mr. May on January 2, 2004, subject to further deferral by Mr. May under certain circumstances and subject to acceleration under certain other circumstances.

                  Neither Mr. Peltz nor Mr. May has voting or dispositive power over the Peltz Profit Shares or the May Profit Shares, as the case may be. As a result, these shares have not been included in the number of shares of Common Stock beneficially owned by Messrs. Peltz and May.

                  In addition to the foregoing, Messrs. Peltz and May beneficially own 1,273,333 and 776,660 shares of Common Stock, respectively, representing stock options that may be exercised within 60 days.

                  DWG Acquisition Group, L.P., Mr. Peltz and Mr. May may be deemed to beneficially own an aggregate of 5,343,662, 7,051,168 and 6,422,810 shares of Common Stock, respectively, representing approximately 26.1%, 32.5% and 30.3% of the outstanding shares of Common Stock, respectively.

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CUSIP NO. 895927 10 1                                              Page  9 of 11
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                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 25, 2003


                                   DWG ACQUISITION GROUP, L.P.

                                   By:  /s/ Nelson Peltz
                                        ---------------------------------------
                                        Name:   Nelson Peltz
                                        Title:  General Partner


                                   By:  /s/ Peter W. May
                                        ---------------------------------------
                                        Name:   Peter W. May
                                        Title:  General Partner


                                   /s/ Nelson Peltz
                                   --------------------------------------------
                                   Nelson Peltz


                                   /s/ Peter W. May
                                   --------------------------------------------
                                   Peter W. May

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CUSIP NO. 895927 10 1                                              Page 10 of 11
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                                  EXHIBIT INDEX
                                  -------------

EXHIBIT                    DESCRIPTION                                PAGE NO.
-------                    -----------                                --------

   1         Stock Purchase Agreement dated as of October 1, 1992     Filed with
             by and between the Purchaser, Posner, Posner Trust       Original
             and Security Management.                                 Statement

   2         Exchange Agreement dated as of October 12, 1992          Filed with
             between the Company and Security Management.             Original
                                                                      Statement

   3         Agreement dated as of October 1, 1992 between the        Filed with
             Company and the Purchaser.                               Original
                                                                      Statement

   4         Agreement of Limited Partnership of the Purchaser        Filed with
             dated as of September 25, 1992.                          Original
                                                                      Statement

   5         Joint Filing Agreement of the Purchaser, Peltz and       Filed with
             May.                                                     Original
                                                                      Statement

   6         Memorandum of Understanding, dated January 21, 1993,     Filed with
             by and between the Purchaser and William A. Ehrman,      Amendment
             individually and derivatively on behalf of SEPSCO.       No. 2

   7         Letter dated January 25, 1993 from Steven Posner to      Filed with
             the Purchaser (including proposed terms and              Amendment
             conditions of Consulting Agreement to be entered         No. 2
             into between the Company and Steven Posner).

   8         Undertaking and Agreement, dated February 9, 1993,       Filed with
             executed by the Purchaser.                               Amendment
                                                                      No. 3

   9         Amendment No. 3 dated as of April 14, 1993 to            Filed with
             Agreement of Limited Partnership of the Purchaser.       Amendment
                                                                      No. 4

   10        Citibank Loan Documents (Exhibits and Schedule           Filed with
             omitted).                                                Amendment
                                                                      No. 4

   11        Republic Loan Documents (Exhibits and Schedules          Filed with
             omitted).                                                Amendment
                                                                      No. 4

   12        Pledge and Security Agreement, dated as of April 5,      Filed with
             1993, between the Purchaser and Citibank.                Amendment
                                                                      No. 5

   13        Custodial Loan Documents.                                Filed with
                                                                      Amendment
                                                                      No. 5

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CUSIP NO. 895927 10 1                                              Page 11 of 11
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  14         Agreement, dated May 2, 1994 among Nelson Peltz,        Filed with
             Peter W. May and Leon Kalvaria.                         Amendment
                                                                     No. 6

  15         Amended and Restated Pledge and Security Agreement,     Filed with
             dated as of July 25, 1994 between the Purchaser and     Amendment
             Citibank.                                               No. 6

  16         Amendment No. 1 dated as of November 15, 1992 to        Filed with
             Agreement of Limited Partnership of the Purchaser.      Amendment
                                                                     No. 7

  17         Amendment No. 2 dated as of March 1, 1993 to            Filed with
             Agreement of Limited Partnership of the Purchaser.      Amendment
                                                                     No. 7

  18         Amendment No. 4 dated a January 1, 1995 to Agreement    Filed with
             of Limited Partnership of the Purchaser.                Amendment
                                                                     No. 7

  19         Amendment No. 5 dated as of January 1, 1996 to          Filed with
             Agreement of Limited Partnership of the Purchaser.      Amendment
                                                                     No. 7

  20         NationsBank Loan Documents (Exhibits and Schedules      Filed with
             omitted).                                               Amendment
                                                                     No. 7

  21         Letter, dated October 12, 1998, from Messrs. Nelson     Filed with
             Peltz and Peter W. May to the Company.                  Amendment
                                                                     No. 8

  22         Press release, issued by the Company, dated October     Filed with
             12, 1998.                                               Amendment
                                                                     No. 8

  23         Letter, dated October 12, 1998, from the Company to     Filed with
             Messrs. Nelson Peltz and Peter W. May.                  Amendment
                                                                     No. 8

  24         Press release issued by the Company, dated March 10,    Filed with
             1999.                                                   Amendment
                                                                     No. 9

  25         Amended and Restated Agreement of Limited               Filed with
             Partnership of the Purchaser, amended and restated      Amendment
             as of November 11, 2002.                                No. 11